CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Commodity-Linked Jump Notes due 2015	$362,000	$41.49

November 2011
Pricing Supplement No. 1,054
Registration Statement No. 333-178081
Dated November 22, 2011
Filed pursuant to Rule 424(b)(2)

STRUCTURED INVESTMENTS
Opportunities in Commodities
Commodity-Linked Jump Notes due November 27, 2015
Based on the Performance of Brent Blend Crude Oil

The notes are senior unsecured obligations of Morgan Stanley, will pay no interest and will have the terms described in the accompanying prospectus supplement and prospectus, as supplemented or modified by this pricing supplement.  At maturity, we will pay per note the stated principal amount of $1,000 and, if the final commodity price is greater than the initial commodity price, a supplemental redemption amount based on the price of the underlying commodity on the determination date.  The notes are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.  All payments on the notes, including the repayment of principal at maturity, are subject to the credit risk of Morgan Stanley.

FINAL TERMS
Issuer:	Morgan Stanley
Issue price:	$1,000 per note (see “Commissions and Issue Price” below)
Stated principal amount:	$1,000 per note
Aggregate principal amount:	$362,000
Pricing date:	November 22, 2011
Original issue date:	November 28, 2011 (3 business days after the pricing date)
Maturity date:	November 27, 2015
Interest:	None
Underlying commodity:	Brent blend crude oil
Payment at maturity:
The payment due at maturity per $1,000 stated principal amount will equal:
If the final commodity price is greater than the initial commodity price:
$1,000 + supplemental redemption amount
If the final commodity price is less than or equal to the initial commodity price:
$1,000

Supplemental redemption amount:	(i) $1,000 times (ii) the greater of (a) the commodity percent change times the participation rate and (b) the jump amount.
Participation rate:	100%
Jump amount:	16%
Commodity percent change:	(final commodity price – initial commodity price) / initial commodity price
Initial commodity price:	$109.03, which is the commodity price on the pricing date
Final commodity price:	The commodity price on the determination date, subject to adjustment for non-trading days and certain market disruption events.
Commodity price:
On any day, the official settlement price per barrel of Brent blend crude oil on the ICE Futures Europe (“ICE”) of the first nearby month futures contract, as stated in U.S. dollars, as made public by ICE on such day.

Determination date:	November 23, 2015, subject to postponement for non-trading days and certain market disruption events
CUSIP:	617482K78
ISIN:	US617482K787
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest.”
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(2)	Proceeds to Issuer
Per note	$1,000	$30	$970
Total	$362,000	$10,860	$351,140

(1)	The price to public for investors purchasing the notes in fee-based advisory accounts will be $975 per note.

(2)
Selected dealers and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $30 for each note they sell; provided that dealers selling to investors purchasing the notes in fee-based advisory accounts will receive a sales commission of $5 per note.  See “Supplemental information regarding plan of distribution; conflicts of interest.”  For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 9.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Prospectus Supplement for Commodity-Linked Notes dated November 21, 2011	Prospectus dated November 21, 2011

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Commodity-Linked Jump Notes due November 27, 2015
Based on the Performance of Brent Blend Crude Oil

Fact Sheet

The notes are senior unsecured obligations of Morgan Stanley, will pay no interest and will have the terms described in the accompanying prospectus supplement and prospectus, as supplemented or modified by this pricing supplement.  At maturity, we will pay per note the stated principal amount of $1,000 and, if the final commodity price is greater than the initial commodity price, a supplemental redemption amount based on the price of the underlying commodity on the determination date.  The notes are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.  All payments on the notes, including the repayment of principal at maturity, are subject to the credit risk of Morgan Stanley.

Key Dates
Pricing Date	Original Issue Date (Settlement Date)	Maturity Date
November 22, 2011	November 28, 2011 (3 business days after the pricing date)	November 27, 2015, subject to postponement as described below
Key Terms
Issuer:	Morgan Stanley
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Denominations:	$1,000 per note and integral multiples thereof
Aggregate principal amount:	$362,000
Interest:	None
Bull or bear notes:	Bull notes
Underlying commodity:	Brent blend crude oil
Payment at maturity:
The payment due at maturity per $1,000 stated principal amount will equal:

If the final commodity price is greater than the initial commodity price:
$1,000 + supplemental redemption amount

If the final commodity price is less than or equal to the initial commodity price:
$1,000

Supplemental redemption amount:	(i) $1,000 times (ii) the greater of (a) the commodity percent change times the participation rate and (b) the jump amount.
Participation rate:	100%
Jump amount:	16%
Commodity percent change:	(final commodity price – initial commodity price) / initial commodity price
Initial commodity price:	$109.03, which is commodity price on the pricing date
Final commodity price:	The commodity price on the determination date, subject to adjustment for non-trading days and certain market disruption events.
Commodity price:
On any day, the official settlement price per barrel of Brent blend crude oil on the ICE Futures Europe of the first nearby month futures contract, as stated in U.S. dollars, as made public by ICE on such day.

Determination date:	November 23, 2015, subject to postponement for non-trading days and certain market disruption events
Call right:	The notes are not callable prior to the maturity date.
Postponement of maturity date:
If the determination date is postponed so that it falls less than two business days prior to the scheduled maturity date, the maturity date will be the second business day following the determination date as postponed.

Risk factors:	Please see “Risk Factors” beginning on page 9.

November 2011	Page 2

Commodity-Linked Jump Notes due November 27, 2015
Based on the Performance of Brent Blend Crude Oil

General Information
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	617482K78
ISIN:	US617482K787
Minimum ticketing size:	$1,000 / 1 note
Tax considerations:
The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.”  Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, even though no interest is payable on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  We have determined that the “comparable yield” for the notes is a rate of 6.2649% per annum, compounded semi-annually.  Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $1,000) consists of a single projected amount equal to $1,279.8213 due at maturity.  You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of an investment in the notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustment to reflect the difference, if any, between the actual and the projected amount of the contingent payment on a note) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through December 31, 2011	$5.5688	$5.5688
January 1, 2012 through June 30, 2012	$31.4989	$37.0677
July 1, 2012 through December 31, 2012	$32.4856	$69.5533
January 1, 2013 through June 30, 2013	$33.5032	$103.0565
July 1, 2013 through December 31, 2013	$34.5527	$137.6092
January 1, 2014 through June 30, 2014	$35.6350	$173.2442
July 1, 2014 through December 31, 2014	$36.7513	$209.9955
January 1, 2015 through June 30, 2015	$37.9025	$247.8980
July 1, 2015 through the Maturity Date	$31.9233	$279.8213

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments thereto in respect of the notes for U.S. federal income tax purposes, and we make no representation regarding the actual amount of the payment that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York Mellon
Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the notes by taking positions in the underlying commodity or futures contracts or forward contracts on the underlying commodity.  Such purchase activity could have increased the price of the underlying commodity on the pricing date, and therefore, could have increased the price at which the underlying commodity must close on the determination date before you would receive at maturity a payment that exceeds the stated principal amount.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus supplement.

November 2011	Page 3

Commodity-Linked Jump Notes due November 27, 2015
Based on the Performance of Brent Blend Crude Oil

Benefit plan investor considerations:
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons.  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the notes are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption).  There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the notes.

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any notes to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an

November 2011	Page 4

Commodity-Linked Jump Notes due November 27, 2015
Based on the Performance of Brent Blend Crude Oil

employee of Citigroup Global Markets Inc., Morgan Stanley or Morgan Stanley Smith Barney LLC (“MSSB”) or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the notes by the account, plan or annuity.
Additional considerations:
Client accounts over which Citigroup Inc., Morgan Stanley, MSSB or any of their respective subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly.

Calculation agent:	Morgan Stanley Capital Group Inc. (“MSCG”)
Supplemental information regarding plan of distribution; conflicts of interest:
Selected dealers, which may include our affiliates, and their financial advisors will collectively receive from the agent a fixed sales commission of $30 for each note they sell; provided that dealers selling to investors purchasing the notes in fee-based advisory accounts will receive a sales commission of $5 per note.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.  See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” in the accompanying prospectus supplement.

Validity of the notes:
In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 21, 2011, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 21, 2011.

Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

This is a summary of the terms and conditions of the notes.  We encourage you to read the accompanying prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.

November 2011	Page 5

Commodity-Linked Jump Notes due November 27, 2015
Based on the Performance of Brent Blend Crude Oil

Hypothetical Payout on the Notes

At maturity, for each $1,000 stated principal amount of notes that you hold, you will receive the stated principal amount of $1,000 and, if the final commodity price is greater than the initial commodity price, a supplemental redemption amount based on the price of the underlying commodity on the determination date.  The supplemental redemption amount will be calculated on the determination date as follows:

(i) $1,000 times (ii) the greater of (a) the commodity percent change times the participation rate and (b) the jump amount of 16%.

The table below illustrates the payment at maturity for each note for a hypothetical range of commodity percent changes and does not cover the complete range of possible payouts at maturity.  The table assumes an initial commodity price of $100.  The actual initial commodity price was determined on the pricing date.

Commodity percent change	Final commodity price	Stated principal amount	Supplemental redemption amount	Payment at maturity	Return on $1,000 note
100%	$200	$1,000	$1,000	$2,000	100%
90%	$190	$1,000	$900	$1,900	90%
80%	$180	$1,000	$800	$1,800	80%
70%	$170	$1,000	$700	$1,700	70%
60%	$160	$1,000	$600	$1,600	60%
50%	$150	$1,000	$500	$1,500	50%
40%	$140	$1,000	$400	$1,400	40%
30%	$130	$1,000	$300	$1,300	30%
20%	$120	$1,000	$200	$1,200	20%
16%	$116	$1,000	$160	$1,160	16%
10%	$110	$1,000	$160	$1,160	16%
5%	$105	$1,000	$160	$1,160	16%
0%	$100	$1,000	$0	$1,000	0%
–10%	$90	$1,000	$0	$1,000	0%
–20%	$80	$1,000	$0	$1,000	0%
–30%	$70	$1,000	$0	$1,000	0%
–40%	$60	$1,000	$0	$1,000	0%
–50%	$50	$1,000	$0	$1,000	0%
–60%	$40	$1,000	$0	$1,000	0%
–70%	$30	$1,000	$0	$1,000	0%
–80%	$20	$1,000	$0	$1,000	0%
–90%	$10	$1,000	$0	$1,000	0%
–100%	$0	$1,000	$0	$1,000	0%

November 2011	Page 6

Commodity-Linked Jump Notes due November 27, 2015
Based on the Performance of Brent Blend Crude Oil

How the Commodity-Linked Jump Notes Work

Payoff Diagram

The payoff diagram below illustrates the payout on the notes at maturity for a range of hypothetical percentage changes in the commodity price.  The diagram is based on the following terms:

Stated principal amount:	$1,000 per note
Jump amount	16%

Commodity-Linked Jump Notes Payoff Diagram

How it works

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If the final commodity price is greater than the initial commodity price and the commodity percent change is greater than 16%, the investor would receive the $1,000 stated principal amount plus 100% of the appreciation of the underlying commodity over the term of the notes

o	If the underlying commodity appreciates 20%, the investor would receive a payment at maturity of $1,200 per note

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If the final commodity price is greater than the initial commodity price but the commodity percent change is less than or equal to 16%, the investor would receive the $1,000 stated principal amount plus the jump amount of 16%

o	If the underlying commodity appreciates 10%, the investor would receive a payment at maturity of $1,160 per note

¡	If the final commodity price is less than or equal to the initial commodity price, the investor would receive the $1,000 stated principal amount per note

November 2011	Page 7

Commodity-Linked Jump Notes due November 27, 2015
Based on the Performance of Brent Blend Crude Oil

Payment at Maturity

Repayment of principal at maturity.  At maturity, we will pay you the stated principal amount of $1,000 and, if the final commodity price is greater than the initial commodity price, a supplemental redemption amount based on the price of the underlying commodity on the determination date.  All payments on the notes, including the repayment of principal at maturity, are subject to the credit risk of Morgan Stanley.

The supplemental redemption amount based on the underlying commodity.  The supplemental redemption amount will be equal to (i) $1,000 times (ii) the greater of (a) the participation rate times the percentage, if any, by which the final commodity price exceeds the initial commodity price and (b) the jump amount of 16%.  The supplemental redemption amount will be calculated as follows:

If the final commodity price is greater than the initial commodity price and the commodity percent change is greater than 16%

supplemental redemption amount	=	$1,000 ×	participation rate	×	(final commodity price – initial commodity price)
initial commodity price

where,
participation rate	=	100%
initial commodity price	=	$109.03, which is the commodity price on the pricing date
final commodity price	=	The commodity price on the determination date

If the final commodity price is greater than the initial commodity price but the commodity percent change is less than or equal to 16%

supplemental redemption amount	=	$1,000 ×	jump amount of 16%

If the final commodity price is less than or equal to the initial commodity price

payment at maturity	=	$1,000

November 2011	Page 8

Commodity-Linked Jump Notes due November 27, 2015
Based on the Performance of Brent Blend Crude Oil

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes.  For further discussion of these and other risks you should read the section entitled “Risk Factors” in the accompanying prospectus supplement and the accompanying prospectus.  You should also consult with your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

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The notes do not pay interest and may not pay more than the stated principal amount.  If the commodity percent change is less than or equal to 0%, you will receive only the stated principal amount of $1,000 for each note you hold at maturity.  As the notes do not pay any interest, if the underlying commodity does not appreciate sufficiently over the four-year term of the notes, the overall return on the notes (the effective yield to maturity) may be less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity.  The notes have been designed for investors who are willing to forgo market floating interest rates in exchange for a supplemental redemption amount based on the performance of the underlying commodity.

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Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.  The payment at maturity on the notes is linked exclusively to the price of the underlying commodity and not to a diverse basket of commodities or a broad-based commodity index.  The price of the underlying commodity may not correlate to, and may diverge significantly from, the prices of commodities generally.   Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index.  The price of the underlying commodity may be, and has recently been, highly volatile, and we can give you no assurance that the volatility will lessen.  See “Historical Information” on page 12.

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Investments linked to a single commodity are subject to sharp fluctuations in commodity prices, and the price of Brent blend crude oil may change unpredictably and affect the value of the notes in unforeseen ways.  Investments, such as the notes, linked to the price of a single commodity such as Brent blend crude oil are subject to significant fluctuations in the price of the commodity over short periods due to a variety of factors.  The price of Brent blend crude oil futures is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates.  Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil.  Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel.  Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels.  Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions.  Demand is also influenced by government regulations, such as environmental or consumption policies.  In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world.  Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors.  These include production decisions by the Organization of Petroleum Exporting Countries and other crude oil producers.  In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable.  Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities.

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Market price of the notes will be influenced by many unpredictable factors.  Several factors will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including the value of the underlying commodity at any time and, in particular, on the determination date, the volatility (frequency and magnitude of changes in

November 2011	Page 9

Commodity-Linked Jump Notes due November 27, 2015
Based on the Performance of Brent Blend Crude Oil

price) of the underlying commodity, the price and volatility of the futures contracts on the underlying commodity, trends of supply and demand for the underlying commodity, as well as the effects of speculation or any government actions that could affect the markets for the underlying commodity, interest and yield rates in the market, time remaining until the notes mature, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the price of the underlying commodity or commodities markets generally and which may affect the final commodity price of the underlying commodity and any actual or anticipated changes in our credit ratings or credit spreads.  In addition, the commodities markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention.  As a result, you may receive less, and possibly significantly less, than the stated principal amount per note if you try to sell your notes prior to maturity.

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The notes are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes. You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity and therefore you are subject to the credit risk of Morgan Stanley.  The notes are not guaranteed by any other entity.  If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

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The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the notes and the cost of hedging our obligations under the notes that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the cost of unwinding the related hedging transactions.  Our subsidiaries may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

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Investing in the notes is not equivalent to investing in the underlying commodity or in futures contracts or forward contracts on the underlying commodity.  Investing in the notes is not equivalent to investing in the underlying commodity or in futures contracts or forward contracts on the underlying commodity.  By purchasing the notes, you do not purchase any entitlement to the underlying commodity or futures contracts or forward contracts on the underlying commodity.  Further, by purchasing the notes, you are taking credit risk to Morgan Stanley and not to any counter-party to futures contracts or forward contracts on the underlying commodity. See “Hypothetical Payout on the Notes” above.

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The notes will not be listed on any securities exchange and secondary trading may be limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

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The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes.  As calculation agent, MSCG has determined the initial commodity price and will determine the

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final commodity price, and will calculate the amount of cash you will receive at maturity.  Determinations made by MSCG in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events or calculation of the commodity price of the underlying commodity in the event of a market disruption event, may adversely affect the payout to you at maturity.

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Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the notes.   One or more of our subsidiaries have carried out, and will continue to carry out, hedging activities related to the notes, including trading in the underlying commodity or forward contracts or futures contracts on the underlying commodity.  Some of our subsidiaries also trade in financial instruments related to the underlying commodity or the prices of the commodities or contracts that underlie the underlying commodity on a regular basis as part of their general commodity trading and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could have increased the initial commodity price and, therefore, could have increased the price at which the underlying commodity must close on the determination date before an investor receives a payment at maturity that exceeds the stated principal amount.  Additionally, such hedging or trading activities during the term of the notes, including on the determination date, could adversely affect the commodity price on the determination date and, accordingly, the amount of cash an investor will receive at maturity.

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Historical Information

The following table sets forth the published high and low fixing prices, as well as end-of-quarter fixing prices, for the underlying commodity for each quarter in the period from January 1, 2006 through November 22, 2011.  The related graph sets forth the daily closing values of the underlying commodity for the same period.  The commodity price on November 22, 2011 was $109.03.  We obtained the information in the table from Bloomberg Financial Markets, without independent verification.  The historical performance of the underlying commodity should not be taken as an indication of its future performance.

Brent blend crude oil (in U.S. dollars)	High	Low	Period End
2006
First Quarter	66.59	58.15	65.91
Second Quarter	74.64	65.91	73.51
Third Quarter	78.30	60.12	62.48
Fourth Quarter	64.62	57.87	60.86
2007
First Quarter	68.10	51.70	68.10
Second Quarter	72.18	64.44	71.41
Third Quarter	80.03	68.69	79.17
Fourth Quarter	95.76	76.58	93.85
2008
First Quarter	107.55	86.62	100.30
Second Quarter	140.31	100.17	139.83
Third Quarter	146.08	89.22	98.17
Fourth Quarter	95.33	36.61	45.59
2009
First Quarter	53.50	39.55	49.23
Second Quarter	71.79	48.44	69.30
Third Quarter	75.51	60.43	69.07
Fourth Quarter	79.69	67.20	77.93
2010
First Quarter	82.70	69.59	82.70
Second Quarter	88.94	69.55	75.01
Third Quarter	82.68	71.45	82.31
Fourth Quarter	94.75	81.10	94.75
2011
First Quarter	117.36	93.33	117.36
Second Quarter	126.65	105.12	112.48
Third Quarter	118.78	102.57	102.76
Fourth Quarter (through November 22, 2011)	115.00	99.79	109.03

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Underlying Commodity Prices January 1, 2006 to November 22, 2011

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Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  You should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at..www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at..www.sec.gov as follows:

Prospectus Supplement for Commodity-Linked Notes dated November 21, 2011

Prospectus dated November 21, 2011

Terms used in this pricing supplement are defined in the prospectus supplement or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

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